PT INDOSAT Tbk

INVITATION TO THE SHAREHOLDERS

ON

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of PT Indonesian Satellite Corporation Tbk (“PT INDOSAT Tbk“ or the “Company”) hereby invites the shareholders of the Company to attend the Company’s Extraordinary General Meeting of Shareholders (“EGMS“), which will be held on:

Date

:

Thursday, September 30, 2004

Time

:

02.00 p.m. local time.

Venue

:

Auditorium 4th Floor

                  Indosat Building

Jl. Medan Merdeka Barat No. 21

Jakarta 10110

With the following EGMS agendas:

1.

To approve the amendments of Article 1, Article 10 paragraph 6 and Article 11 paragraph 3 of the Company’s Articles of Association.

2.

To approve the proposed change of composition of the Board of Directors of the Company.

Notes:

1.

This announcement is intended as invitation. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will open on Thursday, September 30, 2004 at 12.00 noon and closed at 01.45 p.m. local time. Registration may be extended, if necessary, until the commencement of the EGMS.

3.

Shareholders who are entitled to attend the EGMS are:

a.

For those whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company’s Share Register as at 04.00 p.m. of September 14, 2004, or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. of September 14, 2004, or their authorized representative.

1

Shareholders who are not able to attend the EGMS could appoint an authorized representative by assigning the Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative at the EGMS and any of their voting rights in the EGMS will be deemed void and invalid.

2

The shareholders or their authorized representative who will attend the EGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for EGMS (KTUR) available from the custodian bank or securities company.

3

Form of the Power of Attorney can be obtained through the Investor Relations Division, 2nd floor Gedung Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from September 15, 2004, during office hours.

7.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations Division no later than September 28, 2004 at 04.00 p.m. (local time).

8.

Material related to the EGMS Agenda is available for inspection at the Investor Relations Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Division.

9.

For your convenience the shareholders or authorized representatives who intend to attend the EGMS, are kindly requested to notify the Investor Relations Division through:

Telephone no.  (021) 386 9402 & (021) 386 9403

Fax no. (021) 386 4673 & (021) 380 4045.

10.

The shareholders or the authorized representatives are kindly requested to present 30 (thirty) minutes prior to the EGMS.

Jakarta, September 15, 2004

                   PT INDOSAT Tbk

                The Board of Directors